

September 15, 2011

<u>Via E-mail</u>
Mr. Robert Bateman
Chief Financial Officer
Emeritus Corporation
3131 Elliott Avenue, Suite 500
Seattle, WA 98121

      Re: **Emeritus Corporation**
              Form 10-K for the Fiscal Year Ended December 31, 2010
              Filed March 11, 2011
              File No. 1-14012

Dear Mr. Bateman:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director